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Exhibit 12.3

ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
TWELVE MONTHS ENDED
(THOUSANDS OF DOLLARS)

	DECEMBER 1997	DECEMBER 1998	DECEMBER 1999	DECEMBER 2000	DECEMBER 2001
Earnings
Net Income	$45,138	$44,968	$14,726	$39,069	$40,182
Federal Income & State Tax	22,684	24,877	40,101	24,654	25,937
Total Earnings Before Federal and State Income Tax	67,822	69,845	54,827	63,723	66,119
Fixed Charges*	35,779	36,973	35,454	27,141	26,373

Total Earnings Before Federal and State Income Tax and Fixed Charges	$103,601	$106,818	$90,281	$90,864	$92,492

* Fixed Charges
Interest on Long-Term Debt	$23,216	$23,867	$26,326	21,873	21,855
Amortization of Debt Discount, Premium and Expense	1,521	1,138	1,208	1,060	994
Interest Component on lease Payment	2,809	2,505	2,583	1,257	1,305
Other Interest	8,233	9,463	5,337	2,951	3,213

Total Fixed Charges	$35,779	$36,973	$35,454	$27,141	$26,373

Ratio of Earnings to Fixed Charges	2.90	2.89	2.55	3.35	3.51

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ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES RATIO OF EARNINGS TO FIXED CHARGES TWELVE MONTHS ENDED (THOUSANDS OF DOLLARS)